Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor BanCorp Wisconsin Inc.

Commission File No.: 001-34955

The following excerpts relating to Old National Bancorp’s pending acquisition of Anchor Bancorp Wisconsin Inc. are from the slide presentation of a conference call held by executive officers of Old National Bancorp on February 1, 2016 in connection with Old National Bancorp’s announcement of its financial results for the quarter and year ended December 31, 2015.

Additional Information for Shareholders of Anchor BanCorp Wisconsin Inc. Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor BanCorp Wisconsin Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.” ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger.  Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015.  Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC and other factors identified in this presentation. These forward-looking statements are made only as of the date of this presentation, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

CEO Perspective A quick look back at 2015 The “Pause” was timely Strengthened foundation through execution Credit quality and capital remained strong Economic speed bumps vs. road blocks? Clients vote speed bumps Market appears to like the latter A look ahead to 2016 Anchor partnership is off to a great start Groundhog Day 24

A Look Ahead to 2016 25 2016 Outlook1 Balance Sheet Loans Mid single digit growth consistent with last half of 2015 Deposits Low single digit growth despite increased competition and pricing discipline Income Statement Core Net Interest Margin Stable assuming no further rate increases Fee-Based Businesses Stable to slightly down depending on market conditions Noninterest Expense Low single digit decrease in operational expenses (excludes merger/integration & efficiency charges) Asset Quality Provision Yes – modest increase to reflect loan growth Net Charge-Offs Move from net recoveries to net charge-offs of .05% to .15% Nonperforming Assets Continued trend downward Delinquencies Stable – continued below peer levels Capital Dividend Increased 8.3% on January 28, 2016 Stock Buyback None authorized – future buy backs dependent on M&A environment Taxes Effective Tax Rate GAAP rate of 26.3% – Fully taxable equivalent rate of $35.5% 1 Excludes the impact of the pending partnership with Anchor BanCorp Pending Anchor Partnership – election of 3.5505 common shares of ONB or $48.50 (fixed) in cash for each share of Anchor – 40% of Anchor shares receive cash – 4% accretive to 2016 EPS street estimates, excluding transaction-related expenses

Transforming Old National's Landscape



Consolidation of 5 branches
Sold non-strategic market – Clarksville, TN – 5 branches
Consolidation of 2 branches
Acquired St. Joseph Capital – Entry into Northern IN market February, 2007
Consolidation of 1 branch
Consolidation of 10 branches
Acquired Monroe Bancorp – Enhanced Bloomington, IN presence January, 2011
Sold non-strategic market – Chicago-area - 4 branches
Acquired Indiana Community – Entry into Columbus, IN September, 2012
Sold 12 branches
Acquired Tower Financial – Enhancing Ft. Wayne, IN presence April, 2014
Acquired United Bancorp — Entering Ann Arbor, MI July, 2014
Acquired LSB Financial Corp.– Enhancing Lafayette, IN presence November, 2014
Sold non-strategic market – Southern IL – 12 branches + 5 branches
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Returned to community bank model
Sold non-strategic market – O'Fallon, IL – 1 branch
Consolidation of 8 branches
Acquired 65 Charter One branches throughout Indiana March, 2009
Consolidation of 12 branches
Consolidation of 44 branches
FDIC-assisted acquisition of Integra Bank July, 2011
Consolidation of 21 branches
Acquired 24 MI / IN branches July, 2013
Consolidation of 22 branches
Consolidation of 4 branches
Acquired Founders Financial Corporation– Entry into Grand Rapids, MI January, 2015
Consolidation of 23 branches
Announced Intent to Acquire Anchor BanCorp Wisconsin Inc. – Entering the state of Wisconsin January 12, 2016

Acquired 209

Sold 39

Consolidated 152

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